May 23, 2017

Via Email and the EDGAR System

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Ruairi Regan

Re:	Puebla Resources Corp.
Amended Registration Statement on Form S-1/A
Filed May 3, 2017
File No. 333-216651

Dear Mr. Regan:

I write on behalf of Puebla Resources Corp. (the “Company”) in response to Staff’s letter of May 10, 2017, signed by John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1/A, filed May 3, 2017 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE 28

1. Please update the financial statements and related disclosures included in your registration statement on Form S-1 as required by Rule 8-08 of Regulation S-X.

In response to this comment, the Company has updated the financial statements and related disclosures included in its registration statement on Form S-1 as required by Rule 8-08 of Regulation S-X.  The registration statement no includes the financial statements for the three months ended February 28, 2017

EXHIBITS

2. Please tell us when you intend to file the legal opinion being provided by Westward Law LLC.

In response to this comment, the Company has updated its exhibits to provide the required legal opinion.

SIGNATURES

3. Please identify all capacities in which the registration statement is being signed including controller or principal accounting officer.

In response to this comment, the Company has updated its signature page to include all capacities in which the registration statement is being signed including controller or principal accounting officer.

Sincerely,

/s/ Alejandro Vargas

Alejandro Vargas